UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

UFJ

02 JUL 30 AM 9: 20

July 17, 2002

Office of International Corporate Finance
Securities and Exchange Commissi~
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



02042897

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

PROCESSED

AUG 0 8 2002
THOMSON
FINANCIAL

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

July 17, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Revision of Conversion Price for Class VI Preferred Share

We hereby give notice that the conversion price for the Class VI Preferred Share of UFJ Holdings, Inc., shall be revised as follows, based on the stipulations for conversion of the said Preferred Share.

Description:

1. Conversion price after revision: Yen 569,600

2. Conversion price before revision: Yen 649,000

3. Effective date: As from August 1, 2002

<For reference>

Class VI Preferred Share:

(Number of preferred shares issued)

● 80,000 shares as of today.

(Issuance)

When UFJ Holdings, Inc., was established through a stock transfer, one Class VI Preferred Share was issued in exchange for 1,000 of the preferred share described below:

● First Preference Share of The Toyo Trust & Banking Co., Ltd. (current UFJ Trust Bank Limited)
(Issued on March 31, 1999; issue price of ¥1,000; 80,000 thousand shares issued)